SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                March 31, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]
cristatch'
NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl



                                                      FOR IMMEDIATE RELEASE

                     CRISTALERIAS DE CHILE S.A. ANNOUNCES
                             FINAL DIVIDEND No161


Santiago, Chile (March 29, 2005) - Cristalerias de Chile S.A. today informed the following:


Today the Board of Directors of Cristalerias de Chile S.A. agreed to propose at the next Regular General Shareholders Meeting -to be held on April 18th
2005- to distribute final dividend No161 for the amount of Ch$94.86 per share (1 ADR=3 shares), with charge to fiscal year 2004 Net Income.


If approved at the Shareholders Meeting, the dividend will be paid on April 27, 2005, to all the shareholders registered as of April 21, 2005 in the shareholders' registry.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  March 31, 2005

                            SIMPSON THACHER & BARTLETT

                               425 LEXINGTON AVENUE
                            NEW YORK, N.Y.  10017-3954
                                 (212) 455-2000

                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                               E-MAIL ADDRESS

VIA EDGAR                         March 31, 2005




          Re:  Cristalerias de Chile S.A., 6-K Filing for March 31, 2005
               ---------------------------------------------------------



Securities and Exchange Commission
Filing Desk
450 Fifth Street
Washington, D.C.  20549

Ladies and Gentlemen:

          On behalf of Cristalerias de Chile S.A. (the "Company"), we hereby submit for filing, pursuant to the requirements of Form 6-K under the Securities Exchange Act of 1934, as amended, a free English translation of a recent press release made by the Company with the Chilean Superintendencia de Valores y Seguros.

          If we can be of any further assistence, please do not hesitate to contact S. Todd Crider (212 -455-2664) or Christopher Frigon (212-455-3229).


                                                      Very truly yours,


                                                      /s/ Christopher Frigon
                                                      -----------------------
                                                      Christopher Frigon


         Enclosures